UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

October 12, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains a copy of the press release entitled: “NXP and Virage Logic Strategic Alliance Accelerates NXP’s Move to High Performance Mixed Signal Leadership and Further Establishes Virage Logic as an IP Power House”, dated October 12, 2009.

Exhibits

1.                                       Press release, dated October 12, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 12th day of October 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

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Exhibit 1

NXP and Virage Logic Strategic Alliance Accelerates NXP’s Move to High Performance Mixed Signal Leadership and Further Establishes Virage Logic as an IP Power House

Agreement Transfers NXP’s Advanced CMOS Semiconductor Horizontal IP Technology and Development Team to Virage Logic for Broad Market Availability and Establishes Virage Logic as NXP’s Trusted IP Provider

Eindhoven, The Netherlands and Fremont, California — NXP Semiconductors and Virage Logic Corporation (NASDAQ:VIRL) today announced a strategic agreement that accelerates NXP’s move to high performance mixed signal leadership and further broadens Virage Logic’s extensive semiconductor IP portfolio. The agreement calls for the transfer of a part of NXP’s advanced CMOS intellectual property rights and certain engineering talent and equipment to Virage Logic. This arrangement includes a long-term licensing and IP development relationship between the two companies, enabling NXP to significantly reduce costs without compromising its design capability. Virage Logic will establish an R&D center in Eindhoven providing on-going support to NXP and developing new products based on the acquired advanced CMOS I/O, analog mixed signal and System-on-Chip (SoC) infrastructure IP. These new products, expected to be commercially available in early 2011, further the company’s leadership position as the largest independent IP provider to the semiconductor industry.

This strategic alliance underscores the semiconductor industry’s continuing trend for companies to focus on their core competencies while outsourcing non-differentiating elements of their business. This trend has enabled semiconductor companies to increase design concentration on development of their unique technical advantages, thus improving both product development cycle time as well as increasing the breadth of new product features. NXP’s decision to select Virage Logic as its trusted IP provider is another step in the company’s strategic vision to achieve leadership in high performance mixed signal.

Under the terms of the multi-year agreement, NXP will transfer over 160 employees and the assets associated with selected advanced CMOS libraries, IP blocks and SoC architecture along with other classes of semiconductor IP, including approximately 25 associated patent families. In consideration for the assets, NXP will receive 2.5 million shares of Virage Logic common stock, which will be subject to transfer restrictions, and a share of the future revenue generated by Virage Logic from licensing the transferred IP portfolio. In addition, Virage Logic will provide to NXP services surrounding the transferred IP for a 3.5-year period, and NXP will receive a 3.5 year license to Virage Logic’s extensive standard-products semiconductor IP portfolio for all future SoC designs. In consideration for the services and the license of the Virage Logic IP portfolio, NXP will pay Virage Logic $60 million over four years from the closing of the transaction. The companies are targeting a closing in Q4 of this year, pending consultations with employee representatives. The transaction is expected to be accretive in Virage Logic’s fourth fiscal quarter of 2010.

“Today’s announcement represents the latest milestone in NXP’s strategy of leadership and focus,” said Rick Clemmer, president and CEO of NXP Semiconductors. “NXP’s decision to select Virage Logic as its trusted IP provider allows the company to focus on its strategic vision to achieve leadership in high performance mixed signal. The partnership with Virage Logic will also guarantee the

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availability of state-of-the-art of IP to NXP and provides NXP the opportunity to participate in the value creation through our equity ownership and license sharing agreement with Virage Logic.”

Dan McCranie, executive chairman for Virage Logic, said, “Over two years ago, we embarked on a transformation that was based on several key strategic initiatives. Amongst those initiatives were, a) the broadening of our IP product portfolio through both organic and inorganic growth and, b), establishing Virage Logic as the semiconductor industry’s Trusted IP partner. Today’s announcement with NXP represents strong progress on both of those initiatives. All of us at Virage Logic are proud of the confidence that NXP has shown in our technical teams to be selected as the IP provider to NXP for their future development. In addition, we are excited about the future ability to expand our IP offerings to the semiconductor industry through the productizing of NXP’s important IP elements.”

“This partnership enables us to serve customer demands and boost flexibility in the timely supply of cost effective and innovative ICs for a multitude of applications,” said René Penning de Vries, chief technology officer (CTO) of NXP Semiconductors. “Our internal IP development team is world class as evidenced by the first-time functional success we experienced with our 45-nanometer chips. We selected Virage Logic because we have been working with them for many years and their proven technology leadership as a broad line IP supplier made them our partner of choice to distribute NXP’s IP globally as well as further the development of this advanced IP.”

“Virage Logic was founded on the vision that an independent IP company could provide the technically superior building blocks the global semiconductor industry needs to develop their highly differentiated end products more cost effectively and deliver them to market more quickly,” said Dr. Alex Shubat, president, CEO and co-founder of Virage Logic. “Our partnership with NXP validates our vision and we are excited to have the talented NXP technologists join Virage Logic’s global R&D team to further the development of NXP’s IP technology. The Eindhoven R&D center of excellence will drive the productization of NXP’s advanced CMOS IP technology and will enable Virage Logic to make this leading technology available to global SoC designers as they build products to meet their end market requirements as well as to service NXP’s IP needs for their next generation products.”

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

About Virage Logic

Virage Logic is a leading provider of both functional and physical semiconductor intellectual property (IP) for the design of complex integrated circuits. The company’s highly differentiated product portfolio includes embedded SRAMs, embedded NVMs, embedded memory test and repair, logic libraries, memory development software, interface IP solutions, and processor solutions. As the industry’s trusted semiconductor IP partner, more than 350 foundry, IDM and fabless customers rely on Virage Logic to achieve higher performance, lower power, higher density and optimal yield, as well as shorten time-to-market and time-to-volume. For further information, visit http://www.viragelogic.com.

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